EXHIBIT (a)(1)(i)

PRE-PAID LEGAL SERVICES, INC.
One Pre-Paid Way
Ada, Oklahoma 74820
(580) 436-1234

Offer to Purchase for Cash
Up to 1,000,000 Shares of its
Common Stock, Par Value $0.01 Per Share
At a Fixed Price of $35.00 Per Share

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS
EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
ON AUGUST 2, 2006,
UNLESS THE OFFER TO PURCHASE IS EXTENDED

We hereby invite our stockholders to tender up to 1,000,000 shares of our common stock for purchase by us at a fixed price of $35.00 per share, net to the seller in cash, without interest. Our offer is being made upon the terms and subject to the terms described in this offer to purchase.

Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to Georgeson Shareholder Communications, Inc., the information agent, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at our expense. Stockholders also may contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

No person has been authorized to make any recommendation on our behalf as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by us.

The date of this offer to purchase is July 5, 2006.

To the Holders of Shares of Common Stock of
Pre-Paid Legal Services, Inc.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should understand that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the related letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?	Pre-Paid Legal Services, Inc., which we refer to as “we,” “us” or “PPLS,” is offering to purchase shares of its common stock, par value $.01 per share, in a tender offer.

What will the purchase price for the shares be and what will be the form of payment?
All shares we purchase will be purchased at the fixed price of $35.00 per share. If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, promptly after the expiration of the tender offer. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Section 1.

How many shares will PPLS purchase?
We will purchase 1,000,000 shares validly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. One million shares represents approximately 6.9% of our outstanding common stock. We also expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares, and could decide to purchase more shares, subject to applicable legal requirements. As of July 3, 2006, there were 14,514,641 shares issued and outstanding. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

Why is PPLS making the tender offer?
We believe that the tender offer is a prudent use of our financial resources given our business profile, assets, recent trading volume and current market price, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our stockholders. The tender offer also will provide increased liquidity to holders of shares and the opportunity for holders to sell shares without the usual transaction costs associated with open market sales. Depending on market conditions and the availability of capital, PPLS’s board may authorize additional repurchases pursuant to one or more tender offers. See Section 1. Pursuant to existing Board authority, management is also authorized to purchase an additional 515,356 shares in the future, subject to certain limitations under our existing credit agreements. See Section 11.

How will PPLS pay for the shares?
Assuming we purchase 1,000,000 shares in the tender offer at the fixed purchase price of $35.00 per share, $35 million will be required to purchase such shares, exclusive of related fees and expenses. We currently have the funds necessary to purchase shares tendered in the tender offer as a result of a $75 million term loan and $5 million revolving loan we recently received from Wells Fargo Foothill, Inc. See Sections 7 and 9.

How long do I have to tender my shares?

You may tender your shares until the tender offer expires. The tender offer will expire on August 2, 2006, at 5:00 p.m., New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. See Section 15.

How will I be notified if PPLS extends the tender offer?

We will issue a press release by 10:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. See Section 15.

What will happen if I do not tender my shares?

Upon the completion of the tender offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future. See Section 1.

Are there any conditions to the tender offer?

Yes. Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

•	No legal action shall be pending, or shall have been threatened or taken, that might adversely affect the tender offer.

•	No commencement or escalation of a

war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism.

•	No decrease in the price of our common stock by more than 15% from the close of trading on July 3, 2006.

•	No decline in the Dow Jones Industrial Average, the S&P 500 or the New York Stock Exchange Composite Index by more than 10% from the close of business on July 3, 2006.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this tender offer), merger, business combination or other similar transaction involving us.

•
No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission prior to July 5, 2006). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding shares. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities.

•	No material adverse change in our business condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during the tender offer. See Section 7.

How do I tender my shares?

To tender your shares, prior to 5:00 p.m., New York City time, on August 2, 2006 (unless the tender offer is extended):

•	you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or

•	the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal; or

If your shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You may also contact the information agent for assistance. See Section 3 and the instructions to the related letter of transmittal.

Shares held in the PPLS Employee Stock Ownership and Thrift Plan and Trust may be tendered by giving instructions to UMB Bank, as agent for the Plan.

Shares held in PPLS associate investment club may be transferred by giving instructions to UMB Bank, as agent for the club.
•	you must comply with the guaranteed delivery procedure.

Once I have tendered shares in the tender offer, can I withdraw my tender?
You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on August 2, 2006, unless we extend the tender offer, in which case you may withdraw tendered shares until the tender offer, as so extended, expires. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after August 30, 2006. See Section 4.

How do I withdraw shares I previously tendered?
You must deliver, on a timely basis, a written, telegraphic or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Has PPLS or its board of directors adopted a position on the tender offer?
Our board of directors has approved the tender offer. However, neither we nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. See Section 9.

Will PPLS’s directors and executive officers or significant stockholders tender shares in the tender offer?

Our directors and executive officers have advised us that they do not plan to tender any shares beneficially owned by them in the tender offer. See Section 12.

Following the tender offer, will PPLS continue as a public company?

We do not believe that our purchase of shares in the tender offer will cause our remaining shares to be delisted from the New York Stock Exchange or cause us to be eligible for deregistration under the Securities Exchange Act of 1934. It is a condition of our obligation to purchase shares pursuant to the tender offer that there not be any reasonable likelihood, as determined by us in our reasonable judgment, that these events will occur. See Section 7.

What happens if more than 1,000,000 shares are tendered in the tender offer?

We will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares and do not properly withdraw them before the expiration date;

•
second, after purchasing the shares from the “odd lot” holders, from all other stockholders who properly tender shares, on a pro rata basis, subject to the conditional tender provisions described in Section 6; and

•
third, only if necessary to permit us to purchase 1,000,000 shares, from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any shares are purchased in the tender offer as described in Section 6 (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender on a conditional basis in the tender offer may not be purchased. See Section 1.

When will PPLS pay for the shares I tender?
We will pay the purchase price, net to you in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. In the event of proration, we do not expect to be able to commence payment for shares until approximately ten business days after the expiration date. See Section 5.

What is the recent market price of my PPLS shares?
On June 23, 2006, the last trading day before we announced our intention to make this tender offer, the closing price of our shares on the New York Stock Exchange was $33.23. On June 30, 2006, the next to the last trading day prior to the commencement of the tender offer, the closing price of our shares on the New York Stock Exchange was $34.50 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

Will I have to pay brokerage commissions if I tender my shares?
If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 1 and Section 3.

What are the U.S. federal income tax consequences if I tender my shares?
Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated either as (1) a sale or exchange eligible for capital gains treatment, or (2) a dividend. Non-United States holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Section 14.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions?	The information agent can help answer your questions. The information agent is Georgeson Stockholder Communications, Inc. Its contact information is set forth on the back cover page of this document.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Offer to Purchase and in filings we have made with the Securities and Exchange Commission and may make such statements in future filings. We may also make forward-looking statements in our press releases or other public or stockholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

These forward-looking statements represent our outlook only as of the date of this report. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include the following:

•	our future results may be adversely affected if membership persistency or renewal rates are lower than our historical experience;

•	we may not be able to grow our memberships and earnings at the same rates as we have historically experienced;

•	we are dependent upon the continued active participation of our Chief Executive Officer;

•	there is litigation pending against us that may have a material adverse effect on us if adversely determined;

•	we are in a regulated industry and regulations could have an adverse effect on our ability to conduct our business;

•	the business in which we operate is competitive;

•	we are dependent on the success of our marketing force;

•	our stock price may be affected by the significant level of short sellers of our stock;

•	we have not been able to increase significantly our employee group membership sales; and

•	we are significantly increasing the amount of our indebtedness in order to finance the purchase of the shares in this offer.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. We do not undertake, and expressly disclaim any obligation, to update or alter our forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

The protection provided by the safe harbor of the Private Securities Litigation Reform Act of 1995 is not available for forward-looking statements in tender offers.

1.	NUMBER OF SHARES; PRIORITY OF PURCHASES; PRORATION

General

Upon the terms and subject to the conditions described in this document and in the letter of transmittal, we will purchase up to 1,000,000 shares that are validly tendered at $35.00 per share on or prior to the expiration date of the offer, and not withdrawn in accordance with Section 4. The later of 5:00 p.m., New York City time, on August 2, 2006, or the latest time and date to which the offer is extended pursuant to Section 15, is referred to herein as the “expiration date.” If this offer is oversubscribed as described below, only shares tendered at the purchase price on, or prior to, the expiration date will be eligible for proration. The proration period also expires on the expiration date.

Subject to the requirements described in Section 15, in accordance with the rules of the Securities and Exchange Commission (“SEC”), we may, and we reserve the right to, purchase an additional number of shares, not to exceed 2% of our outstanding common stock (approximately 290,293 shares), without amending or extending this offer, subject to limitations under our amended stock term loan. See Section 11.

This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 7.

All shares purchased pursuant to this offer will be purchased at the $35.00 per share purchase price. All shares not purchased pursuant to this offer, including shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense promptly following the expiration date.

We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that we will exercise our right to extend the offer.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Copies of this offer to purchase and the related letter of transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Priority of Purchases

Upon the terms and subject to the conditions of this offer, if 1,000,000 or fewer shares have been validly tendered and not withdrawn on or prior to the expiration date, we will purchase all the shares.

Upon the terms and subject to the conditions of this offer, if more than 1,000,000 shares have been validly tendered and not withdrawn on or prior to the expiration date, we will purchase shares in the following order of priority:

•
First, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns of record or beneficially an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned “Odd lots” on the letter of transmittal.

•
Second, after purchase of all the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, all other shares validly tendered and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary, with appropriate adjustments to avoid purchases of fractional shares. We will purchase the same percentage of shares tendered from each tendering stockholder in this second category. We will announce the proration percentage, if it is necessary, after the offer expires.

•
Finally, if necessary to permit us to purchase 1,000,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, will, to the extent feasible, be selected for purchase by random lot in accordance with Section 6. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Proration

If proration of tendered shares is required, we will determine the final proration factor promptly after the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than odd lot holders, subject to the conditional tender provisions described in Section 6. This ratio will be applied to stockholders tendering shares to determine the number of shares, rounded up to the nearest whole share, that will be purchased from each stockholder pursuant to our offer.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 3, and because of the odd lot procedures described in Section 2 and the conditional tender procedures described in Section 6, we do not expect that we will be able to announce the final proration percentage until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent, and may be able to obtain this information from their brokers. In the event of a proration, we anticipate that we will commence payment on the tendered shares within ten business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date.

As described in Section 14, the number of shares that we will purchase from a stockholder under our offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares. The letter of transmittal affords each stockholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a stockholder decide to do so for federal income tax reasons. In addition, stockholders may choose to submit a “conditional tender” under the procedures described in Section 6 in order to structure their tender for federal income tax reasons.

2.	TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

Except to the extent that our purchase would result in the delisting of our common stock on the New York Stock Exchange, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned of record or beneficially an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to record or beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning of record or beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

As of June 30, 2006, there were approximately 1,400 holders of record of our common stock. Approximately 97 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 2,769 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned “Odd Lots” on the letter of transmittal.

3.	PROCEDURE FOR TENDERING SHARES

To tender shares pursuant to our offer, either (1) or (2) below must occur:

(1) A properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary including an agent’s message (described under “Book Entry Delivery” below), in each case on or prior to the expiration date.

(2) You must comply with the guaranteed delivery procedure set forth below (described under “Guaranteed Delivery” below).

You can condition your tender of shares on the purchase of all or a specified minimum number of your shares being purchased. If you submit multiple letters of transmittal, you may withdraw all or any portion of the shares transferred pursuant to a single notice of withdrawal made in accordance with Section 4 of this document.

In cases where shares are tendered by a registered holder of our common stock who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, all signatures on the letters of transmittal must be guaranteed by an “eligible institution.” An “eligible institution” is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934 referred to herein as the “Exchange Act.” If the certificates are registered in the name of a person other than the signer of the letter of transmittal, or if certificates for unpurchased shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

A tender of shares pursuant to the procedures described in this section will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of our offer.

The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

All deliveries in connection with our offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to us or the book-entry transfer facility. Any documents delivered to us or the book-entry transfer facility will not be forwarded to the depositary and therefore will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of our offer within two business days after the date of this document. Any financial institution that is a participant in the system of the book-entry transfer facility may make book-entry delivery of shares by causing the book-entry transfer facility to transfer the shares into the depositary’s account in accordance with the depositary’s procedure for the transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur for a valid tender:

(1)    A properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent’s message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date.

(2)    You must comply with the guaranteed delivery procedures set forth below (described under “Guaranteed Delivery” below).

Delivery of the letter of transmittal (or other required documentation) to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

Guaranteed Delivery

If you want to tender your shares pursuant to our offer but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if all the following conditions are met:

•	the tender is made by or through an eligible institution;

•
the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, with signatures guaranteed by an eligible institution;

•	the depositary receives, within three trading days after the date of its receipt of the notice of guaranteed delivery:

•	the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above;

•	a properly completed and duly executed letter of transmittal or facsimile of it, or an agent’s message in the case of a book-entry transfer, and

•	any other documents required by the letter of transmittal.

In any event, the exchange of the purchase price for shares tendered and accepted for purchase pursuant to our offer will be made only after timely receipt by the depositary of certificates for the shares, properly completed, duly executed letter(s) of transmittal and any other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive prior to the expiration date any condition (other than the nonwaivable conditions) or any defect or irregularity in the tender of any shares. If a condition is waived for any particular stockholder, the same condition will be waived for all stockholders who tender shares. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Our interpretation of the terms and conditions of our offer (including this document, the letter of transmittal and its instructions and other offer materials) will be final and binding. Neither we, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification.

Procedure for Shares Held By Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the broker, dealer, commercial bank, trust company or other nominee if you wish to tender your shares. You should contact your broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the depositary by the expiration date of our offer.

Procedure For Shares Held in Pre-Paid Legal Service, Inc.’s Employee Stock Ownership and Thrift Plan

Participants in the Pre-Paid Legal Service, Inc. Employee Stock Ownership and Thrift Plan and Trust (“ESOP Plan”) must instruct the Trustee not to tender any shares or to tender some or all of the shares allocated to a participant’s account. The Trustee has appointed UMB Bank as agent (“Plan Agent”) for purposes of receiving instructions for ESOP Plan participants. Participants must follow the instructions in the letter to ESOP Plan participants furnished separately and, if they desire to tender their shares, they must return a direction form to the Plan Agent take action in accordance with those instructions. All documents furnished to stockholders generally in connection with the offer will be made available to a participant whose plan account is credited with shares. Participants in the plan cannot use the letter of transmittal to direct the tender of shares, but must use the separate direction form sent to them. Even if you hold any shares in addition to shares you hold under the ESOP Plan and you wish to tender the additional shares as well, you should follow the procedures set forth elsewhere in this document and the related letter of transmittal with respect to the tender of the additional shares.

Our ESOP Plan is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if the offered price of $35.00 per share is below the market price of our common stock on the New York Stock Exchange on the expiration date, shares held by the ESOP Plan will not be purchased in this offer.

Delivery of a letter of transmittal by an ESOP Plan participant does not constitute proper tender of his or her shares in the ESOP Plan. Proper tender can only be made by the Trustee, which is the record owner of the shares held in the ESOP Plan. We have been advised that if the Plan Agent has not received a participant’s direction form at least two business days prior to the expiration date, any shares held on behalf of the non-electing participant will not be tendered, and the participant will not participate in the tender offer.

The ESOP Plan Trustee and Agent will hold all directions received from participants in confidence until completion of the offer.

The proceeds received by the ESOP Plan from any tender of shares from a participant’s plan account will be reinvested in the various funds in the ESOP Plan in accordance with a participant’s current direction for investment of future contributions. Participants may thereafter redirect the proceeds of the tender offer in accordance with the terms of the ESOP Plan.

Procedures For Shares Held in Pre-Paid Legal Services Inc. Associate Investment Club

Participants in the Pre-Paid Legal Service, Inc. Associate Investment Club (“Club”) may instruct the Club to tender some or all of the shares allocated to a participant’s account by following the instructions in the letter to Club participants furnished separately and returning it to UMB Bank which has been appointed to tabulate participant instructions. All documents furnished to stockholders generally in connection with the offer will be made available to a participant whose Club accounts are credited with shares. Participants in the Club cannot use the letter of transmittal to direct the tender of shares, but must use the separate direction form sent to them. If you hold any shares in addition to shares you hold under the Club and you wish to tender the additional shares as well, you should follow the procedures set forth elsewhere in this document and the related letter of transmittal with respect to the tender of the additional shares.

Delivery of a letter of transmittal by a Club participant does not constitute proper tender of his or her shares in the Club. Proper tender can only be made by the Club, which is the record owner of the shares held in the Club. We have been advised that if UMB Bank has not received a participant’s instructions at least two business days prior to the expiration date, the Club will not tender any shares held on behalf of the participant in the Club.

The proceeds received by the Club from any tender of shares from a participant’s Club account will be distributed to the participant.

Your Representations and Warranties; Our Acceptance Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period, the person so tendering:

•	has a “net long position” equal to or greater than the amount of (i) shares tendered or (ii) securities immediately convertible into, or exchangeable or exercisable for, the subject securities; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4; and

•	the tender of shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

Federal Backup Withholding Tax

Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding.

Certain stockholders (including, among others, all corporations and certain foreign stockholders in addition to foreign corporations) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an Internal Revenue Service Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the depositary. See Instruction 10 of the letter of transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to stockholders for shares purchased under our offer, each stockholder who does not otherwise establish an exemption from the withholding must provide the depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the letter of transmittal.

Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

For a discussion of United States federal income tax consequences to tendering stockholders, see Section 14.

Lost or Destroyed Certificates

If your certificate(s) for part or all of your shares have been lost, stolen, misplaced or destroyed, indicate that fact on the letter of transmittal, which should then be delivered to the depositary after being otherwise properly completed and duly executed. In such event, the depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s). See instruction 16 of the letter of transmittal.

4.	WITHDRAWAL RIGHTS

Tenders of shares made pursuant to the offer may be withdrawn at any time prior to the expiration date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, August 30, 2006, unless previously accepted for payment by us as provided in this offer to purchase. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which provides that the issuer making the tender offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the tender offer.

Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a holder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary at its address set forth on the back cover page of this offer before the expiration date, which notice must contain: (1) the name of the person who tendered the shares; (2) a description of the shares to be withdrawn; (3) the certificate numbers shown on the particular certificates evidencing the shares; (4) the signature of the stockholder executed in the same manner as the original signature on the letter of transmittal, including any signature guarantee, if such original signature was guaranteed; and (5) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

Withdrawal of Shares Held with the Book-Entry Transfer Facility. For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must: (1) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the depositary’s account at the book-entry transfer facility for all shares to be withdrawn; and (2) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal shall contain (a) the name of the person who tendered the shares; (b) a description of the shares to be withdrawn; and (c) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the expiration date.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither we, the information agent, the depositary nor any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the offer, including the proration and conditional tender provisions of the offer, and promptly after the expiration date, we will accept for payment and pay the $35.00 per share purchase price for shares validly tendered and not withdrawn. Thereafter, payment for all shares validly tendered on or prior to the expiration date and accepted for payment pursuant to the offer will be made promptly by the depositary by check. Payment for shares accepted pursuant to the offer will be made only after timely receipt by the depositary of: (1) certificates for such shares or confirmation of a book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility; (2) a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or, in the case of a book-entry delivery, an agent’s message; and (3) any other required documents.

For purposes of the offer, we shall be deemed to have accepted for payment, and thereby purchased, subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of the shares. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to ten business days after the expiration date. We will pay for shares that we have purchased pursuant to the offer by depositing the aggregate purchase price therefore with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

Certificates for all shares not purchased pursuant to this offer to purchase will be returned, or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, promptly following the expiration date without expense to the tendering stockholder.

Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the offer. If, however, payment of the purchase price is to be made to, or a portion of the shares delivered, whether in certificated form or by book-entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See instruction 7 to the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the letter of transmittal or, in the case of a foreign individual, a Form W-8, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the offer. See Section 3.

6.	CONDITIONAL TENDER OF SHARES

Under certain circumstances and subject to the exceptions set forth in Section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder’s decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a letter of transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the letter of transmittal.

Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder, tendered pursuant to a letter of transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the stockholder pursuant to the applicable letter of transmittal will be returned promptly thereafter.

If conditional tenders that would otherwise be so regarded as withdrawn would cause the total number of shares to be purchased to fall below 1,000,000 then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 1,000,000 shares. In selecting among these conditional tenders, we will select by lot and will limit our purchase in each case to the minimum number of shares designated by the stockholder in the applicable letter of transmittal as a condition to his or her tender.

7.	CONDITIONS OF THE OFFER

Notwithstanding any other provisions of our offer, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

Avoidance of Rule 13e-3 Transaction Condition

We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a “going private transaction” under Rule 13e-3 of the Securities Exchange Act of 1934, that is,

•	if our purchase of shares pursuant to this offer would result in our common stock being held of record by fewer than 300 persons; or

•	if our purchase of shares pursuant to this offer would result in our common stock no longer being authorized for trading on the New York Stock Exchange System.

As of June 30, 2006, there were approximately 1,400 record holders of our shares.

This condition is a nonwaivable condition to our offer.

No Legal Prohibition Condition

We will not be obligated to close the offer if a preliminary or permanent injunction, decree or order has been entered or threatened by any governmental authority, or another legal restraint or prohibition is in effect, that either:

•	enjoins, restrains or prohibits our offer;

•
or, in our reasonable judgment, could materially and adversely affect our business, financial condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or our ability to purchase 1,000,000 shares of our common stock in the tender offer.

As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, nor to our knowledge has any of the foregoing been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future.

We reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, on or before the expiration date.

Material Adverse Change Condition

We will not be obligated to close our offer if, after the date of this document, any of the following has occurred:

•	the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•
any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

•
a decrease in the market price of our shares of more than 15% measured from the close of trading on July 3, 2006, the last trading day preceding the date this offer was announced, and the close of trading on the last trading day prior to expiration of this offer;

•
any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our business, financial condition, income, operations or prospects, or on the trading in our shares;

•
any decline in the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the New York Stock Exchange Composite Index by an amount in excess of 10% measured from the close of business on July 3, 2006; or

•
any change or event has occurred or is threatened in our subsidiaries’ business condition (financial or otherwise), assets, income, operations or prospects or stock ownership that, in our reasonable judgment, is or is reasonably likely to have a material adverse effect on us or our subsidiaries.

No Competing Offer Condition

We will not be obligated to close our offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our offer), or merger, acquisition proposal or other business combination for Pre-Paid Legal Services has been proposed, announced or made by another person or we have learned that:

•
any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC on the date of this document);

•
any such person or group that on or prior to the date of this document had filed such a Schedule with the SEC thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2.0% or more of the outstanding shares; or

•
any person or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire Pre-Paid Legal Services or any of the shares, or has made a public announcement reflecting an intent to acquire Pre-Paid Legal Services or any of its subsidiaries or any of their assets.

We are not aware of any such event having occurred. In any event, we reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, prior to the expiration date.

Effect of Failing to Satisfy Conditions

If any of the conditions have not been satisfied or, if waivable, not waived by the expiration date, we may elect either to:

•
extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering stockholder to withdraw his or her shares;

•
waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

•	terminate our offer and purchase none of the shares and return all tendered shares.

We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived. If a condition is waived for any particular stockholder, the same condition will be waived for all stockholders who tender shares.

8.	PRICE RANGE OF SHARES; DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol PPD. The following table sets forth the high and low sales prices, for our common stock as reported on the New York Stock Exchange.

	HIGH	LOW
2004
First Quarter	$26.33	$21.57
Second Quarter	25.50	22.27
Third Quarter	26.10	22.25
Fourth Quarter	40.39	25.45

2005
First Quarter	$38.37	$30.69
Second Quarter	47.00	33.51
Third Quarter	52.77	36.35
Fourth Quarter	48.40	37.20

2006
First Quarter	$40.50	$34.04
Second Quarter through June 30	37.35	32.15

On June 23, 2006, the last trading day before we announced our intention to make this tender offer, the closing price of our shares on the New York Stock Exchange was $33.23. On June 30, 2006, the next to the last trading day prior to the commencement of the tender offer, the closing price of the shares on the New York Stock Exchange was $34.50 per share. Stockholders are urged to obtain current market quotations for the shares.

We have paid three dividends on our common stock. We paid dividends of $0.50 per share on January 14, 2005; $0.30 per share on May 16, 2005; and $0.30 on January 13, 2006. Any decision by our board of directors to pay additional cash dividends in the future will depend upon, among other factors, our earnings, financial condition, capital requirements and compliance with the covenants under our outstanding credit facilities. In addition, our ability to pay dividends is dependent in part on our ability to derive dividends from our subsidiaries. The payment of dividends by our subsidiary, Pre-Paid Legal Casualty, Inc. is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years’ net profits. Our subsidiaries, Pre-Paid legal Services of Florida, Inc. and Legal Service Plans of Virginia, Inc. are similarly restricted pursuant to their respective insurance laws. The following table reflects subsidiary dividends during the last three years and the three months ended March 31, 2006:

	Dividends Paid (In $000,000)				Dividends
Regulated Subsidiary	March 2006	2005	2004	2003	Available at April 1, 2006
Pre-Paid Legal Casualty, Inc.	$—	$4.1	$—	$—	$7.4

Legal Service Plans of Virginia	—	3.7	—	—	1.5

At March 31, 2006 the amount of restricted net assets of consolidated subsidiaries was $32.4 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval. At April 1, 2006, PPLCI had approximately $7.4 million available for payment to us of an ordinary dividend which was subsequently paid to us during April 2006 and Legal Service Plans of Virginia, Inc. had approximately $1.5 million available for payment to us.

9.	PURPOSE OF THE OFFER; CERTAIN ADDITIONAL EFFECTS OF THE OFFER; PLANS AND PROPOSALS

We are making this offer because our board of directors has evaluated our operations, strategy and expectations for the future and continues to believe that purchasing our own shares is an attractive use of capital and an efficient means to provide value to stockholders. The tender offer permits us to accelerate these purchases and we believe that the tender offer is a prudent use of our financial resources given our business profile, assets, recent trading volume and current market price. We believe that our current financial resources and debt capacity exceed the financial requirements of our business.

We believe that the tender offer set forth herein represents a mechanism to provide all stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. This format of repurchase provides a method for stockholders not participating to increase their relative percentage interest in PPLS and its future operations at no additional cost. The tender offer also provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

We have previously repurchased shares as a means of increasing stockholder value. Pursuant to the repurchase program originally announced on April 6, 1999, we have repurchased through June 30, 2006, 10.5 million shares of our common stock for total consideration of $260.1 million, an average price of $24.81 per share and have reduced the number of shares outstanding by approximately 39% from 23.7 million at March 31, 1999 to approximately 14.5 million today. In addition to the shares which may be purchased in this tender offer, our Board has authorized us to repurchase an additional 515,356 shares in open market or other purchases subject to the limitations on repurchases under our existing credit facilities. Because the tender offer will use only $35 million of the approximate net proceeds of $58 million (after repayment of existing debt) under our $75 million Term Facility with Wells Fargo Foothill, Inc., we may use the additional net proceeds for additional purchases of shares in the future. See Section 11.

After the tender offer is completed, we believe that our anticipated cash flow from operations and financial condition will be adequate for our needs. Depending on the number of shares purchased in the tender offer, the result and prospects of our business, prevailing economic and market conditions and the market price of the shares, we may continue our previously authorized repurchase program subsequent to the termination of the tender offer or engage in other stock repurchase transactions. However, Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than in the tender offer, until at least 10 business days after the expiration date. In addition, further repurchases are subject to limitations under our existing credit facilities.

In setting the price for our offer, we considered the funds available to us and the impact on pro forma earnings per share. Our goal was to structure the size and price of our offer so that it would be appealing to stockholders who may be interested in selling their shares and beneficial to stockholders who may be interested in retaining their shares.

We believe the offer may be attractive from the perspective of our stockholders for the following reasons:

•	The offer gives stockholders liquidity by giving them opportunity to sell their shares for cash without the usual transaction costs associated with open-market sales.

•	The offer provides stockholders with the opportunity to sell their shares for a price that may be greater than market prices prevailing prior to the announcement of the offer.

•
Any odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions for their sale of shares directly to us, but also will avoid any applicable odd lot discounts payable on sales of odd lots.

•	To the extent the purchase of shares in the offer results in a reduction in the number of stockholders of record, the costs to us for services to stockholders will be reduced.

•
The offer allows stockholders to sell a portion of their shares while retaining a continuing ownership interest in Pre-Paid Legal Services, subject to the attendant risk and rewards associated with owning equity securities.

•
Stockholders who do not tender their shares pursuant to the offer will realize a proportionate increase in their relative ownership interest in Pre-Paid Legal Services and, thus, in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. Stockholders may be able to sell non-tendered shares in the future on the New York Stock Exchange or otherwise, at a net price higher or lower than the purchase price in the tender offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future, which price may be higher or lower than the purchase price paid in the tender offer.

The offer also presents some potential risks and disadvantages to us and our continuing stockholders:

•	The offer will result in a decrease in the amount of our cash and an increase in our indebtedness.

•
The offer will reduce our “public float” (the number of shares owned by outside stockholders and available for trading in the securities markets). As of July 3, 2006, there were 14,514,641 shares issued and outstanding. Assuming we acquire 1,000,000 shares in the tender offer, 13,514,641 shares will be outstanding immediately after the tender offer. This may result in lower stock prices or reduced liquidity in the trading markets for our common stock in the future. However, based upon published guidelines of the New York Stock Exchange, we believe that following our purchase of shares pursuant to the offer, our remaining shares will continue to qualify to be listed on the New York Stock Exchange. The tender offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause the shares to be delisted from the New York Stock Exchange. See Section 7.

Neither Pre-Paid Legal Services nor our board of directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Our directors, officers and employees who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors and executive officers intend to tender their shares pursuant to the offer. See Section 12 for information about the stock ownership of our directors and executive officers.

Certain Additional Effects of the Tender Offer

Shares that we acquire pursuant to the tender offer will be cancelled and will have the status of authorized but unissued shares.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of stockholders. We believe that the purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act. The tender offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause its common stock to be eligible for deregistration under the Exchange Act. See Section 7.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of the shares pursuant to the tender offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

Plans or Proposals

Except as disclosed elsewhere in this offer to purchase, or as may occur in the ordinary course of its business, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or any of its subsidiaries’ assets;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•
any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•
a class of our equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system of a registered national securities association;

•	a class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of PPLS, or the disposition of securities by PPLS; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of PPLS.

We reserve the right to change our plans and intentions at any time, as we deems appropriate.

10.	INFORMATION CONCERNING PRE-PAID LEGAL SERVICES

Pre-Paid Legal Services, Inc., incorporated in Oklahoma in 1972, develops, underwrites and markets legal expense plans which provide for or reimburse a portion of the legal fees associated with a variety of legal services in a manner similar to medical reimbursement plans. Our main office is located at One Pre-Paid Way, Ada, Oklahoma 74820; telephone number (580) 436-1234.

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, we file periodic reports and other information relating to our business, financial condition and other matters. We are required to disclose in these periodic reports certain information, as of particular dates, concerning the our directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of PPLS and any material interest of such persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains periodic reports and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can obtain any of the documents we file with the Securities and Exchange Commission from PPLS or from the Securities and Exchange Commission’s web site at the address described above. Documents are available from PPLS without charge, excluding any exhibits to those documents. Stockholders can obtain documents we file by requesting them in writing or by telephone from PPLS at One Pre-Paid Way, Ada, Oklahoma 74820; telephone: (580) 436-1234. The documents are also available on the PPLS web site and can be downloaded in various formats at www.prepaidlegal.com. Any stockholder requesting information should be sure to include his or her complete name and address in the request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Selected Historical and Pro Forma Financial Information

The following tables show (a) selected historical financial information about PPLS for the fiscal year ended December 31, 2005 and as of and for the three months ended March 31, 2006 and (b) selected pro forma financial information for the same periods, assuming the purchase by PPLS of 1,000,000 shares in the tender offer at a purchase price of $35.00 per share for an aggregate purchase price of $35 million, exclusive of related fees and expenses.

The selected pro forma information is based on our historical financial information for the fiscal year ended December 31, 2005, and for the three months ended March 31, 2006, and gives effect to the tender offer as if the tender offer were completed at the beginning of each period for income statement information and at March 31, 2006, for balance sheet information. The pro forma information also gives effect to the closing of the $80 million Senior Loan and the related transactions as if they had occurred at the beginning of each period presented. The impact on interest income and interest expense reflected in the pro forma financial information is based on interest rates in the $80 million Senior Loan, which are subject to change. As the pro forma information indicates, total stockholders’ equity is anticipated to decrease from $48.6 million to $13.4 million at March 31, 2006, and net interest expense is anticipated to move from $291,000 to $1.6 million for the three months ended March 31, 2006 and net interest expense is anticipated to move from $1.2 million to $6.0 million for the fiscal year ended December 31, 2005. The anticipated changes in stockholders’ equity and net interest expense do not adversely affect the Company’s belief in the benefits of the offer.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the tender offer had been completed at the dates indicated or that may be obtained at any date in the future. The following selected historical financial data has been derived from our historical financial statements included in our Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended March 31, 2006, each of which has been filed with the Securities Exchange Commission, and should be read in conjunction with those financial statements.

	March 31, 2006
	Actual	Pro Forma
	(In thousands, except per share values)
BALANCE SHEET
Cash and cash equivalents	$19,202	$50,207
Total current assets	62,748	93,753
Total assets	157,032	188,957
Short-term debt	11,632	18,757
Total current liabilities	73,095	80,220
Long-term debt	23,653	82,361
Total liabilities	108,467	175,592
Total stockholders’ equity	48,565	13,365
Shares outstanding at March 31, 2006	15,048	14,048
Book value per share	$3.23	$.95

	Three Months Ended March 31, 2006		Twelve Months Ended December 31, 2005
	Actual	Pro Forma	Actual	Pro Forma
	(In thousands, except percent and per share values)
INCOME STATEMENT
Total revenues	$109,960	$109,960	$423,380	$423,380
Expenses (excluding interest)	89,714	89,760	367,494	367,678
Interest expense (income), net	291	1,634	1,211	6,581
Income before income taxes	19,955	18,566	54,675	49,121
Provision for income taxes	6,884	6,405	18,863	16,947
Effective tax rate	34.5%	34.5%	34.5%	34.5%
Net income	13,071	12,161	35,812	32,174
Income (loss) per common share:
Basic	.85	.84	2.31	2.22
Diluted	.84	.83	2.29	2.20
Weighted average share outstanding:
Basic	15,430	14,430	15,470	14,470
Diluted	15,572	14,572	15,652	14,652

	Three Months Ended March 31, 2006		Twelve Months Ended December 31, 2005
	Actual	Pro Forma	Actual	Pro Forma
Ratio of earnings to fixed charges	30.4	10.0	21.4	7.0

Notes: The rate used for interest expense in the pro forma calculations, and to determine the implied interest expense from rent expense is 8%. Implied interest expense from rent expense has been calculated by multiplying rent expense by the interest rate for the applicable period. For the pro forma income per share calculations, 1,000,000 shares are subtracted from actual shares for both the basic and diluted calculations.

11.	SOURCE AND AMOUNT OF FUNDS

Assuming that we purchase the maximum of 1,000,000 shares pursuant to this offer at the $35.00 per share, the total amount required by us to purchase these shares will be $35 million, exclusive of fees and other expenses. On June 23, 2006, we received $80 million of senior, secured financing (the “Senior Loan”) from Wells Fargo Foothill, Inc. (“Wells Fargo”) consisting of a $75 million five year term loan facility (the “Term Facility”) and a $5 million five year revolving credit facility (the “Revolving Facility”). The proceeds will be used primarily to fund this tender offer for 1,000,000 shares at $35.00 per share, to fund further share repurchases, to refinance $15.3 million of existing bank indebtedness and for general working capital purposes. After payment of an origination fee of 1%, lender costs and other debt, the net proceeds of the Term Facility we received were $58.8 million.

The Term Facility was fully funded on June 23, 2006 and provides for a five-year maturity and amortizes in monthly installments of $1.25 million commencing August 31, 2006, with interest on the outstanding balances under the Term Facility and the Revolving Facility payable, at our option, at a rate equal to Wells Fargo base rate plus 150 basis points or at the LIBO Rate plus 250 basis points. We are also obligated to make additional quarterly payments equal to 50% of our “excess cash flow” (as defined in the Senior Loan agreement) if our Leverage Ratio is greater than or equal to 1 to 1 at the end of a quarter. We expect to be able to repay the facilities with cash flow from operations. We have the right to prepay the Term Facility in whole or in part, subject to a prepayment premium of 1% in the first year, 0.5% in the second year and none thereafter, with a reduction of 50% of the prepayment premium if the prepayment is from the proceeds of another loan provided by Wells Fargo.

The Senior Loan is guaranteed by our non-regulated subsidiaries and is secured by all of our tangible and intangible personal property (other than aircraft), including stock in all of our direct subsidiaries, and a mortgage on a building we recently acquired in Duncan, Oklahoma which we are remodeling to relocate and expand our existing customer service facility in Duncan.

In addition to customary covenants for loans of a similar type, the principal covenants for the Senior Loan are:

•    a limitation on incurring any indebtedness in excess of the remaining existing bank indebtedness outstanding and $2.3 million in permitted capitalized leases or purchase money debt;

•    a limitation on our ability pay dividends or make stock purchases, other than with the net proceeds of the Term Loan, unless we meet certain cash flow tests;

•    a prohibition on prepayment of other debt;

•    a requirement to maintain consolidated EBITDA for the nine month period ending September 30, 2006 of at least $60 million ($55 million for us and our top tier direct subsidiaries) and for the twelve month period ending each quarter thereafter of at least $80 million ($75 million for us and our top tier direct subsidiaries);

•    a requirement to maintain a quarterly fixed charge coverage ratio (EBITDA(with certain adjustments) divided by to the sum of interest expense, income taxes and scheduled principal payments) of at least 1.1 to 1;

•    a requirement to maintain at least 1.3 million members; and

•    a requirement to maintain a Leverage Ratio (funded indebtedness as of the end of each quarter divided by EBITDA for the trailing twelve months) of no more than 1.5 to 1.

In addition to customary events of default, it is an event of default if Harland Stonecipher ceases to be our Chairman and Chief Executive Officer for a period of 120 days unless replaced with a person approved by Wells Fargo.

We used the proceeds of the Term Facility to repay in full the $5.3 remaining balance of our existing stock loan with Bank of Oklahoma, N.A., First United Bank and Trust and Comerica Bank, which was originated in 2003 and the $10 million we borrowed from Bank of Oklahoma, N. A. earlier in June 2006. The related loan agreements were thereby terminated and the associated collateral was released. As a part of the transaction, we also amended our existing real estate loan, which we incurred in 2002 to finance our new headquarters building in Ada, Oklahoma to extend the final maturity from September, 2008 to August 2011. This loan, which has a balance of $14.3 million, remains secured by a mortgage on our headquarters, but the additional security interest in our membership contracts was released. We will continue to be required to make the same monthly payments on this loan of $191,000 plus interest with the balance of $2.3 million due at maturity. The real estate loan was also amended to conform the financial covenants to those under the new Senior Loan.

Our aircraft purchase loan originated in 2005 with an outstanding balance of $11 million remains outstanding.

12.	INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

As of June 30, 2006, we had 14,514,641 shares issued and outstanding, including shares allocated pursuant to our employee stock ownership plan, and had reserved 289,962 shares for issuance upon exercise of outstanding stock options. No shares are reserved for future grants under the stock option plan. The 1,000,000 shares that we are offering to purchase represent approximately 6.9% of our outstanding shares. As of June 30, 2006, our directors and executive officers as a group, nine persons, beneficially owned an aggregate of 5,350,950 shares, including 241,000 shares covered by currently exercisable options granted under our stock option plan, representing approximately 36.3% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. Our directors, officers and employees who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors or executive officers intend to tender any of their shares pursuant to the offer. As of June 30, 2006, 202,369 shares, or approximately 1.4% of the outstanding shares, were held in our employee stock ownership plan. Participants in the employee stock ownership plan will be entitled to tender shares on the same terms as other stockholders. We also maintain an associate investment club, which permits our sales associates to purchase shares of common stock in the open market. As of June 30, 2006, the participants in this club owned an aggregate of approximately 309,247 shares of common stock. These participants will be entitled to tender shares on the same terms as other stockholders.

Assuming we purchase 1,000,000 shares pursuant to the offer and our executive officers and directors do not tender any shares, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would own beneficially approximately 38.9% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options.

The following table sets forth certain information concerning the beneficial ownership of shares of common stock by each person (other than directors and executive officers of the Company) known by us to be the beneficial owner of more than five percent of the issued and outstanding common stock. The information is based on the most recent Schedules 13D or 13G filed by the applicable beneficial owner with the SEC or other information provided to us by the beneficial owner.

	Beneficial Ownership
		Percent of Class
Name and Address of Beneficial Owner	Number of Shares	Before Offer	After Offer
Thomas W. Smith	3,913,288(3)	27.0	29.0(1)

Scott Vassalluzzo	2,707,537(3)	18.7	20.0(1)

Idoya Partners	1,321,456(3)	9.1	9.8(1)

Prescott Associates	1,194,675(3)	8.2	8.8(1)

Robert S. Pitts, Jr.	779,989(4)	5.4	(2)

Goldman Sachs Asset Management, L.P.	1,086,794(5)	7.5	(2)

(1) Assuming all 1,000,000 shares are purchased. These beneficial owners have informed the Company that they do not intend to tender any shares in the offer.

(2) The Company does not know whether these beneficial owners will tender their shares.

(3) Included in the shares of common stock indicated as beneficially owned by Thomas W. Smith (“Smith”) and Scott Vassalluzzo (“Vassalluzzo”) are 2,687,437 shares as to which they have shared voting and shared dispositive power. In addition, Smith beneficially owns 1,225,851 shares of common stock as to which he has sole voting and dispositive power, and Vassalluzzo beneficially owns 20,100 shares of common stock as to which he has sole voting and dispositive power. Of the shares indicated as beneficially owned by Smith and Vassalluzzo, 3,005,788 and 2,698,437 shares in the aggregate, respectively, are beneficially owned in their capacities as investment managers for certain managed accounts, which include the shares indicated as beneficially owned by Idoya Partners and Prescott Associates. The address of Smith, Vassalluzzo, Idoya and Prescott is 323 Railroad Avenue, Greenwich, CT 06830. Information is as of March 8, 2006.

(4) Information is based on a Schedule 13G dated February 16, 2006. Included in the shares of common stock indicated as beneficially owned by Robert S. Pitts, Jr. (“Pitts”) are 642,269 shares beneficially owned by Steadfast Capital Management LLC, a Delaware limited liability company (the “Investment Manager”), 137,720 shares beneficially owned by Steadfast Advisors LLC, a Delaware limited liability company (the “Managing General Partner”), 137,720 shares beneficially owned by Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”), 273,264 shares beneficially owned by American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”) and 369,005 shares beneficially owned by Steadfast International Ltd., a Cayman Island exempted company (the “Offshore Fund”). The Investment Manager and Mr. Pitts have shared voting and shared dispositive power for 642,269 shares of common stock. Steadfast Capital has shared voting and shared dispositive power with the Managing General Partner and Mr. Pitts for 137,720 shares of Common Stock held by the Steadfast Capital. American Steadfast has shared voting and shared dispositive power with the Investment Manager and Mr. Pitts for 273,264 shares of common stock held by American

Steadfast. The Offshore Fund has shared voting and shared dispositive power with the Investment Manager and Mr. Pitts of 369,005 shares of common stock held by the Offshore Fund. The address of each of Pitts, the Investment Manger, the Managing General Partner, Steadfast Capital and American Steadfast is 767 Fifth Avenue, 6th Floor, New York, NY 10153. The address of the Offshore Fund is c/o Appleby Corporate Services (Cayman) Limited, P. O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands. Information is as of December 31, 2005.

(5) Information is based on a Schedule 13G dated February 3, 2006. Goldman Sachs Asset Management, L.P. (“Goldman Sachs”) is an investment adviser pursuant to Securities and Exchange Commission Rule 13d-1(b). Included in the shares of common stock indicated as beneficially owned by Goldman Sachs are 671,831 shares over which Goldman Sachs has sole voting power. The address of Goldman Sachs is 32 Old Slip, New York, NY 10005.

The following table sets forth certain information concerning the beneficial ownership of shares of common stock of the Company as of June 30, 2006 by (a) each director of the Company, (b) certain executive officers, and (c) all of the directors and certain executive officers of the Company as a group.

		Percent of Class
Name and Address of Beneficial Owner(1)	Number of Shares	Before Offer	After Offer(11)
Harland C. Stonecipher One Pre-Paid Way Ada, Oklahoma 74820	1,176,184(2)	8.0	8.6
Randy Harp	146,352(3)	1.0	1.1
Kathleen S. Pinson	54,036(4)	*	*
Steve Williamson	13,328(5)	*	*
Peter K. Grunebaum	36,000(6)	*	*
John W. Hail	1,412(7)	*	*
Martin H. Belsky	10,350(8)	*	*
Thomas W. Smith.	3,913,288(9)	27.0	29.0
Orland G. Aldridge		*	*
All directors and executive officers as a group (9 persons)	5,350,950(10)	36.3	38.9
* Less than 1%.

(1) Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The percentage of ownership for each person is calculated in accordance with rules of the SEC without regard to shares of common stock issuable upon exercise of outstanding stock options, except that any shares a person is deemed to own by having a right to acquire by exercise of an option are considered outstanding solely for purposes of calculating such person’s percentage ownership.

(2) Included in the shares of common stock indicated as beneficially owned by Mr. Stonecipher are (i) 1,045,058 shares as to which he has shared voting and shared dispositive power with his wife; (ii) 21,126 shares owned under the ESOP as to which Mr. Stonecipher has sole voting power; (iii) 100,000 shares issuable to Mr. Stonecipher upon exercise of outstanding options; (iv) 10,000 shares issuable upon exercise of outstanding options held by his wife earned during the time she was a member of the Board of Directors.

(3) Includes 18,957 shares owned under the ESOP as to which Mr. Harp has sole voting power, but shared dispositive power, and 80,000 shares issuable upon exercise of outstanding options.

(4) Includes 20,373 shares owned under the ESOP as to which Ms. Pinson has sole voting power, but shared dispositive power, and 5,000 shares issuable upon the exercise of outstanding options. Also, includes 4,118 shares owned under the ESOP by Ms. Pinson’s husband, also an employee of the Company, as to which he has sole voting power, but shared dispositive power. Ms. Pinson disclaims beneficial ownership of shares that are owned by her husband.

(5) Includes 1,813 shares owned under the ESOP as to which Mr. Williamson has sole voting power, but shared dispositive power, 372 shares held in an individual retirement account and 10,000 shares issuable upon exercise of outstanding options.

(6) Includes 26,000 shares issuable upon exercise of outstanding options.

(7) Includes 500 shares owned by a corporation that Mr. Hail controls.

(8) Includes 10,000 shares issuable upon exercise of outstanding options.

(9) See “Security Ownership of Certain Beneficial Owners” above.

(10) Includes 241,000 shares issuable upon exercise of outstanding options and 66,387 shares owned under the ESOP as to which the respective executive officers and directors have sole voting power, but shared dispositive power.

(11) Assuming all 1,000,000 shares are purchased. These beneficial owners have informed the Company that they do not intend to tender any shares in the offer.

We maintain an Employee Stock Ownership and Thrift Plan and Trust pursuant to which eligible employees may be allocated shares of our common stock. Eligible employees contribute to the plan by payroll deduction or by additional discretionary payments made to the trustee and we make certain matching contributions. Seventy-five percent contributions of the employee’s contributions and all of the company’s contributions are then used by the trustee of the plan to purchase shares of our common stock.

We also maintain an associate investment club whereby our sales associates may make open market purchases of our common stock.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, except as provided below, neither we nor any of our affiliates or subsidiaries nor, to our knowledge, any of our directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to July 5, 2006. Certain of our officers have exercised outstanding stock options in accordance with their terms. We purchased 519,700 shares in our open market repurchase program during such period.

There were no option grants to directors or executive officers during 2006 through July 5, 2006.

Except for outstanding options to purchase shares granted from to time to time in previous years to certain of our directors and employees, including our executive officers, pursuant to our stock option plan, and except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

13.	LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for shares tendered pursuant to this offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See Section 7.

14.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the Internal Revenue Service with respect to the tax matters discussed below.

Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of shares by a stockholder to Pre-Paid Legal Services pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder’s particular facts and circumstances. Under Section 302 of the Internal Revenue Code, the surrender of shares by a stockholder to Pre-Paid Legal Services pursuant to the offer will be treated as a “sale or exchange” of shares for United States federal income tax purposes, rather than as a distribution by Pre-Paid Legal Services with respect to the shares held by the tendering stockholder, if the receipt of cash upon surrender (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete redemption” of the stockholder’s interest in Pre-Paid Legal Services, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, each as described below.

If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a “sale or exchange” of shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder’s tax basis in the shares surrendered pursuant to the offer. Any gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by Pre-Paid Legal Services with respect to the stockholder’s shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a dividend, taxable as ordinary income to the extent of Pre-Paid Legal Services’s current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of Pre-Paid Legal Services’s current or accumulated earnings and profits will be treated as a return of the stockholder’s tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by Pre-Paid Legal Services with respect to his or her shares, the stockholder’s tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

Constructive Ownership. In determining whether any of the three tests under Section 302 of the Internal Revenue Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Internal Revenue Code. Under Section 318 of the Internal Revenue Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Internal Revenue Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by Pre-Paid Legal Services. Thus, proration may affect whether the surrender of shares by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Internal Revenue Code. See Section 6 for information regarding each stockholder’s option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

Section 302 Tests. The receipt of cash by a stockholder will be “substantially disproportionate” if the percentage of the outstanding shares in Pre-Paid Legal Services actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the “substantially disproportionate” test to their particular situation.

The receipt of cash by a stockholder will be a “complete redemption” if either (i) the stockholder owns no shares in Pre-Paid Legal Services either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in Pre-Paid Legal Services immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Internal Revenue Code. A director, officer or employee of Pre-Paid Legal Services is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Internal Revenue Code.

Even if the receipt of cash by a stockholder fails to satisfy the “substantially disproportionate” test and the “complete redemption” test, a stockholder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the stockholder’s surrender of shares pursuant to the offer results in a “meaningful reduction” in the stockholder’s interest in Pre-Paid Legal Services. Whether the receipt of cash by a stockholder will be “not essentially equivalent to a dividend” will depend upon the individual stockholder’s facts and circumstances. The Internal Revenue Service has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Stockholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Internal Revenue Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Internal Revenue Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer’s risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Internal Revenue Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

In addition, amounts received by a corporate stockholder pursuant to the offer that are treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Internal Revenue Code. The “extraordinary dividend” rules of the Internal Revenue Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to the offer should review the “extraordinary dividend” rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations. The “Jobs and Growth Tax Reconciliation Act of 2003” significantly alters the treatment of dividends and long term capital gains of individuals. Under this legislation, dividends received in taxable years beginning after 2002 and prior to 2009, and long-term capital gains on sales and exchanges (and payments received) after May 6, 2003 and before January 1, 2009, by individuals are taxed at a maximum rate of 15%. The rate applicable to individuals with taxable income at or below $29,050 (if single) or $58,100 (if married and filing jointly) is 5% through the end of 2007 (0% in 2008). In order to qualify for the special rate for dividends, the shares must have been held for more than 60 days during the 120 day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (in this case, prior to the repurchase date) and the taxpayer cannot be under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. As such, these changes may impact the tax consequences of this tender offer to certain stockholders.

Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain, or the receipt of any ordinary income, caused by the surrender of any shares to Pre-Paid Legal Services pursuant to the offer.

Foreign Stockholders. Pre-Paid Legal Services will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign stockholder or his agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder’s address. A foreign stockholder may be eligible to file for a refund of the tax or a portion of the tax if the stockholder (a) meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and Pre-Paid Legal Services withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary, or other person who is otherwise required to withhold United States tax, a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

ESOP Plan. The ESOP Plan is a tax-exempt trust and therefore, no gain or loss will be recognized by the participant upon the tender of shares credited to their account under the ESOP Plan. However, by tendering the shares a participant may be giving up special tax consequences applicable to employer securities upon distribution of such shares from the ESOP Plan. Please refer to the separate Letter to Participants sent to ESOP Plan participants together with this Offer to Purchase for a description of these tax consequences.

Associate Investment Club. The Investment Club holds title to the shares credited to participants in the Associate Investment Club solely as agent for the participants. Accordingly the tax consequences to participants who tender shares will be the same as any other stockholder.

The tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with Pre-Paid Legal Services.

The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided with respect to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

15.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

We expressly reserve the right, in our sole discretion, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the depositary and making a public announcement thereof. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that shares may be withdrawn as set forth in Section 4. We also expressly reserve the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of the termination to the depositary and making a public announcement thereof and (ii) to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any extension, termination or amendment, we shall have no obligation, except as otherwise required by applicable law, to publish, advertise or otherwise communicate any public announcement, other than by making a release to PR News Wire, Dow Jones News Service, or another comparable news service, except in the case of an announcement of an extension of the offer, in which case we shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Central time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time Pre-Paid Legal Services publishes, sends or gives to holders of shares a notice that we will (i) increase or decrease the price we will pay for shares or (ii) increase, except for an increase not exceeding 2% of the outstanding shares, or decrease the number of shares we seek.

16.	FEES AND EXPENSES

Georgeson Shareholder Communications, Inc. will act as the information agent in connection with the offer. Georgeson Shareholder, as information agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. We have agreed to indemnify Georgeson Shareholder against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

We have retained UMB Bank, n.a.. as depositary in connection with the offer. We have agreed to indemnify the depositary against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

The information agent and depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The amount of such compensation is not material to us.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers.

Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

17.	MISCELLANEOUS

The offer is being made to all holders of shares. We are not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after such good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by the dealer/manager or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or make any representation on our behalf in connection with the offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the offer. If given or made, you should not rely on that information or representation as having been authorized by us.

PRE-PAID LEGAL SERVICES, INC.

July 5, 2006

Questions and requests for assistance may be directed to the information agent at the telephone number listed below. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (866) 828-4305

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder’s broker, dealer, bank, trust company or other nominee to the depositary at the address listed below. Any questions concerning tender procedures may be directed to the depositary at the telephone number listed below.

The depositary for the offer is:

UMB BANK n.a.
By Mail: Pre-Paid Legal c/o UMB Bank P. O. Box 859208 Braintree, MA 02185-9208	By Facsimile Transmission: For Eligible Institutions Only: (781) 380-3388 For Confirmation Only: Telephone: (781) 843-1833 ext. 200	By Hand: UMB Bank Securities Transfer Division 928 Grand Blvd. Kansas City, MO 64106	By Overnight Courier: Pre-Paid Legal c/o UMB Bank 161 Bay Street Drive Braintree, MA 02814

(800) 884-4225